UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-259444) and Form S-8 (File Nos. 333-242129, 333-242133 and 333-259852) of Freeline Therapeutics Holdings plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 10, 2022, Freeline Therapeutics Holdings plc (the “Company”) entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders (the “Purchase Agreement”) providing for the issuance and sale by the Company of $26.1 million of the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, at a price of $1.05 per ADS, in a registered direct offering. The offering closed on March 15, 2022. The Company received net proceeds of approximately $24.2 million from the offering, after deducting estimated offering expenses payable by the Company.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

Wedbush Securities Inc. acted as the Company’s financial advisor in connection with the offering.

The offering was made pursuant to a prospectus supplement dated March 10, 2022, and a prospectus dated September 10, 2021, which form part of a registration statement on Form F-3 (Registration No. 333-259444) that was declared effective by the Securities and Exchange Commission on September 22, 2022.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed herewith as Exhibit 99.1 to this Report and incorporated by reference herein.

A copy of the opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP relating to the validity of the securities issued pursuant to the Purchase Agreement is filed herewith as Exhibit 5.1 hereto.

EXHIBIT LIST

Exhibit	Description

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (included in Exhibit 5.1).

99.1	Purchase Agreement, dated as of March 10, 2022, by and among the Company, Syncona Portfolio Limited and certain other existing shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: March 15, 2022	By:	/s/ Stephen P. Diamond, Jr.
	Name	Stephen P. Diamond, Jr.
	Title:	Senior Vice President and General Counsel